UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                               Thermo TerraTech Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883598-10-4
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254-9046
            --------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 14, 1997
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ X ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    15,831,335
      SHARES

   BENEFICIALLY
                 8  SHARED VOTING POWER
     OWNED BY
                    0
        EACH     9  SOLE DISPOSITIVE POWER

     REPORTING      15,831,335
                 10 SHARED VOTING POWER
    PERSON WITH     0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                15,831,335

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                90.0%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Voltek Corp.
                IRS No. 13-1946800


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ X ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                Not Applicable

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    0
      SHARES

   BENEFICIALLY
                 8  SHARED VOTING POWER
     OWNED BY
                    0
        EACH     9  SOLE DISPOSITIVE POWER

     REPORTING      0
                 10 SHARED VOTING POWER
    PERSON WITH     0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                0%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermedics Inc.
                IRS No. 04-2788806


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ X ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                Not Applicable

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Commonwealth of Massachusetts
                 7  SOLE VOTING POWER
    NUMBER OF
                    0
      SHARES

   BENEFICIALLY
                 8  SHARED VOTING POWER
     OWNED BY
                    0
        EACH     9  SOLE DISPOSITIVE POWER

     REPORTING      0
                 10 SHARED VOTING POWER
    PERSON WITH     0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                0%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

        The Reporting Persons, Thermo Electron Corporation ("Thermo Electron"), its subsidiary Thermedics Inc. ("Thermedics"), and Thermedics' subsidiary Thermo Voltek Corp. ("Voltek") hereby amend their statement on
   Schedule 13D relating to the shares (the "Shares") of common stock, par value $0.10 per share, of Thermo TerraTech Inc. (the "Issuer"), as set forth below.

   Item 2.  Identity and Background.

        Item 2 is hereby amended and restated in its entirety as follows:

        This Amendment is being filed by Thermo Electron Corporation ("Thermo Electron"), its subsidiary Thermedics Inc. ("Thermedics"), and Thermedics' subsidiary Thermo Voltek Corp. ("Voltek" and, together with Thermedics and Thermo Electron, the "Reporting Persons"). The Reporting Persons are filing this Amendment pursuant to Rule 13d-2 to reflect an increase in Thermo Electron's holdings of the Issuer's Shares since the Reporting Persons' last filing on Schedule 13D, on July 8, 1997, of more than one percent. On July 14, 1997, Voltek and Thermedics each sold their respective subordinated convertible debentures of the Issuer which, as reported on the Reporting Persons' last filing on Schedule 13D, gave Voltek and Thermedics the right to receive 125,847 and 174,250 Shares, respectively, upon conversion of the debentures. Accordingly, neither Voltek nor Thermedics is presently the beneficial owner of any Shares of the Issuer, and this Amendment contains information solely with respect to Thermo Electron.

        The principal business address and principal office address of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02254-9046. Thermo Electron is a Delaware corporation.

        Thermo Electron develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. Thermo Electron also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

        Appendix A attached to this Amendment sets forth with respect to each executive officer and director of Thermo Electron his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of Thermo Electron, there is no person who may be deemed to be a controlling person of Thermo Electron.

        During the last five years, neither Thermo Electron nor (to the knowledge of Thermo Electron) any executive officer or director of Thermo Electron has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
PAGE

        During the last five years, neither Thermo Electron nor (to the knowledge of Thermo Electron) any executive officer or director of Thermo Electron has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        Item 3 is hereby amended and restated in its entirety as follows:

        Thermo Electron has expended approximately $5,974,200 in purchasing Shares of the Issuer since the date of the Reporting Persons' last filing on Schedule 13D. These funds were paid out of Thermo Electron's working capital.

   Item 4.  Purpose of Transaction

        Item 4 is hereby amended and restated in its entirety as follows:

        Thermo Electron may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer. Thermo Electron may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate for other purposes. In determining whether to do so for other purposes, it will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to Thermo Electron and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4 and in Item 6, neither Thermo Electron nor, to Thermo Electron's knowledge, any of the executive officers or directors of Thermo Electron has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although Thermo Electron and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        Items 5(a), 5(b) and 5(c) are hereby amended and restated in their entirety as follows:


        (a) Thermo Electron beneficially owns 15,831,335 Shares, or approximately 90.0% of the outstanding Shares. To the knowledge of Thermo Electron, the executive officers and directors of Thermo Electron beneficially own an aggregate of 315,407 Shares or approximately 1.8% of the outstanding Shares. To the knowledge of Thermo Electron, the Shares beneficially owned by all executive officers and directors of Thermo
PAGE

   Electron include 202,200 Shares that such persons have the right to acquire within 60 days. Ownership information for each executive officer and director of Thermo Electron who owns Shares is set forth below:

                   Name                         Number of Shares(1)
                   ----                         ----------------


   John M. Albertine                                      1,500
   Peter O. Crisp                                         3,660

   Elias P. Gyftopoulos                                   1,500
   George N. Hatsopoulos                                  55,420
   John N. Hatsopoulos                                    62,306

   Frank Jungers                                           1,500
   Paul F. Kelleher                                       11,146
   Robert A. McCabe                                       3,660

   Frank E. Morris                                         1,500
   Donald E. Noble                                        49,934
   Hutham S. Olayan                                       1,500

   Peter G. Pantazelos                                    22,284
   William A. Rainville                                   60,000

   Arvin H. Smith                                         36,997
   Roger D. Wellington                                    2,500
   All directors and current executive                    315,407
   officers as a group (16 persons)


   (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Mr. Morris, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wellington and all directors and current executive officers as a group include 1,500, 1,500, 1,500, 40,000, 40,000, 1,500, 5,000, 1,500, 1,500, 8,200, 1,500, 2,000, 60,000, 35,000, 1,500 and
   202,200 shares, respectively, that such person or members of the group have the right to acquire within 60 days.

        While certain directors and executive officers of Thermo Electron are also directors or executive officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by Thermo Electron.

        (b) Thermo Electron and the executive officers and directors of Thermo Electron have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Kelleher, Mr. Pantazelos, Mr. Smith and all directors and current executive officers as a group include 258, 264, 252, 275, 265 and 1,314 full Shares, respectively, allocated to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets, are executive officers of Thermo Electron. Shares beneficially owned by Mr. Noble include 18,694 Shares allocated to Mr.
PAGE

   Noble's account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Mr. J. Hatsopoulos include 12,500 Shares that Mr. J. Hatsopoulos has the right to acquire within 60 days through the exercise of stock purchase warrants acquired in connection with private placements of securities by the Issuer and one or more of the Issuer's subsidiaries on terms identical to terms granted to outside investors. Shares beneficially owned by Dr. G. Hatsopoulos include 93 Shares held by his spouse and 3 Shares allocated to his spouse's account maintained pursuant to Thermo Electron's ESOP. Shares beneficially owned by Mr. J. Hatsopoulos include 2,000 Shares held by him as custodian for two minor children.

        (c) On July 14, 1997, each of Thermedics and Voltek sold their subordinated convertible debentures of the Issuer, pursuant to which Thermedics and Voltek had the right to receive 174,250 and 125,847 Shares, respectively, upon conversion. These sales were made in private transactions. Thermedics received total proceeds of $2,100,475 on the sale of $1,800,000 principal amount of the Issuer's subordinated convertible debentures, and Voltek received total proceeds of $1,517,009.71 on the sale of $1,300,000 principal amount of the Issuer's subordinated convertible debentures. On August 4, 1997, Thermo Electron elected to convert its subordinated convertible debentures of the Issuer and received 159,677 Shares at an exercise price of $10.33 per Share. In addition, during the past 60 days, Thermo Electron has effected the following transactions in the Shares:

     Date   Amount  Price Per Share       Transfer Type


   6/6/97  29,300   $10.88          Purchase on Open Market
   6/9/97  17,700   $10.88          Purchase on Open Market

   6/11/97  7,200   $10.88          Purchase on Open Market
   6/12/97  5,000   $10.81          Purchase on Open Market
   6/13/97  1,100   $10.88          Purchase on Open Market

   6/16/97 10,500   $10.88          Purchase on Open Market
   6/17/97  1,100   $10.81          Purchase on Open Market
   6/17/97 20,000   $10.88          Purchase on Open Market

   6/18/97 19,500   $10.81          Purchase on Open Market
   6/18/97 21,700   $10.88          Purchase on Open Market
   6/19/97 133,700  $10.88          Purchase on Open Market

   6/20/97 14,700   $10.88          Purchase on Open Market
   6/25/97  1,900   $11.00          Purchase on Open Market

   6/26/97 10,000   $11.00          Purchase on Open Market
   6/26/97  1,900   $10.94          Purchase on Open Market
   6/26/97 32,000   $10.88          Purchase on Open Market

   7/2/97  47,400   $11.13          Purchase on Open Market
   7/3/97  14,100   $11.25          Purchase on Open Market
PAGE

   7/7/97   7,700   $11.13          Purchase on Open Market

   7/8/97   1,700   $11.44          Purchase on Open Market
   7/9/97  21,700   $11.38          Purchase on Open Market
   7/10/97    600   $11.38          Purchase on Open Market

   7/10/97  1,100   $11.50          Purchase on Open Market
   7/11/97 11,700   $11.69          Purchase on Open Market
   7/14/97 256,500  $11.75          Purchase on Open Market

   7/14/97  8,000   $11.81          Purchase on Open Market
   7/14/97 111,800  $11.75          Purchase on Open Market
   7/15/97 20,000   $11.94          Purchase on Open Market

   7/16/97  7,200   $11.88          Purchase on Open Market
   7/25/97  1,700   $11.56          Purchase on Open Market
   7/28/97  1,500   $11.38          Purchase on Open Market

   7/30/97 30,000   $11.50          Purchase on Open Market
   7/31/97    200   $11.50          Purchase on Open Market


   To the knowledge of Thermo Electron, no executive officer or director of Thermo Electron has effected any transactions in Shares in the past 60 days.


   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Item 6 is hereby amended and restated in its entirety as follows:

        Of the 15,651,087 Shares beneficially owned by Thermo Electron,
   62,950 Shares are subject to options to acquire such Shares granted by Thermo Electron pursuant to its director and employee stock option plans. The executive officers and directors of Thermo Electron have the right, pursuant to options granted by Thermo Electron pursuant to its director and employee stock option plans, to acquire 12,000 Shares. In addition, the following executive officers and directors of Thermo Electron have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. Donald E. Noble has the right to acquire 8,200 Shares within 60 days; Mr. William A. Rainville has the right to acquire 60,000 Shares within 60 days; Mr. Arvin H. Smith has the right to acquire 35,000 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 5,000 Shares within 60 days; and Mr. Peter G. Pantazelos has the right to acquire 2,000 Shares within 60 days. Mr. John
   N. Hatsopoulos has the right to acquire 12,500 Shares within 60 days through the exercise of stock purchase warrants acquired in connection with private placements of securities by the Issuer and one or more of the Issuer's subsidiaries on terms identical to terms granted to outside investors.
PAGE

        During 1996, the Human Resources Committee of the Board of Directors of the Issuer (the "Committee") established a stock holding policy for executive officers of the Issuer. The stock holding policy specifies an appropriate level of ownership of the Issuer's Common Stock as a multiple of the officer's compensation. For the chief executive officer, the multiple is one times his base salary and reference bonus for the calendar year. For all other officers, the multiple is one times the officer's base salary.

        In order to assist officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Issuer is authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee.

        The Committee also adopted a policy requiring its executive officers to hold shares of the Issuer's Common Stock acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.

        During 1996, the Committee established a stock holding policy for the Issuer's directors, including certain persons who are also directors or executive officers of Thermo Electron (John N. Hatsopoulos, Donald E. Noble and William A. Rainville). The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock.

        In addition, the Committee adopted a policy requiring directors to hold shares of the Issuer's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

   Item 7.   Material to Be Filed as Exhibits

        Item 7 is hereby amended and restated in its entirety as follows:

        The following documents relating to the securities of the Issuer are incorporated herein by reference.

        (i) Incentive Stock Option Plan of the Issuer (filed as Exhibit 10(h) to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference).
PAGE

        (ii)      Nonqualified Stock Option Plan of the Issuer (filed as
   Exhibit 10(i) to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference).

        (iii) Equity Incentive Plan of the Issuer (filed as Exhibit 10.63 to Thermedics Inc.'s Annual Report on Form 10-K for the fiscal year ended January 1, 1994 [File No. 1-9567] and incorporated herein by reference).

        (iv) Deferred Compensation Plan for Directors of the Issuer (filed as Exhibit 10(k) to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference).

        (v) Directors' Stock Option Plan of the Issuer, as amended and restated effective January 1, 1995 (filed as Exhibit 10.39 to the Issuer's Annual Report on Form 10-K for the fiscal year ended April 1, 1995 [File No. 9549] and incorporated herein by reference).

        (vi) Amended and Restated Directors' Stock Option Plan of Thermo Electron (filed as Exhibit 10.25 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

        (vii) Thermo Electron Corporation-Thermo TerraTech Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.13 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 3, 1987 [File No. 1-8002] and incorporated herein by reference).

        (viii) Restated Stock Holdings Assistance Plan and Form of Promissory Note (filed as Exhibit 10.42 to the Issuer's Annual Report on Form 10-K for the fiscal year ended March 29, 1997 [File No. 1-9549] and incorporated herein by reference).

        (ix) Specimen Common Stock Purchase Warrant (filed as Exhibit 4.2 to the Issuer's Registration Statement on Form S-2 [Reg. No. 333-2269] and incorporated herein by reference).

        (x) Fiscal Agency Agreement dated August 4, 1989, among the Issuer, Thermo Electron, and Chemical Bank as Fiscal Agent (filed as Exhibit B to the Issuer's Current Report on Form 8-K relating to the events occurring on August 4, 1989 [File No. 1-9549] and incorporated herein by reference).
PAGE

   Signatures

        After reasonable inquiry and to the best of its knowledge and belief, Thermo Electron certifies that the information set forth in this statement is true, complete and correct.


   Date: August 11, 1997                   THERMO ELECTRON CORPORATION


                                      By:
                                           ------------------------
                                           Melissa F. Riordan
                                           Treasurer
PAGE

   Signatures

        After reasonable inquiry and to the best of its knowledge and belief, Thermo Electron certifies that the information set forth in this statement is true, complete and correct.


   Date: August 11, 1997                   THERMO ELECTRON CORPORATION


                                      By:   /s/ Melissa F. Riordan
                                           ------------------------
                                           Melissa F. Riordan
                                           Treasurer
PAGE

                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.

   John M. Albertine:                           Director, Thermo Electron
   ------------------

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

   Peter O. Crisp:                              Director, Thermo Electron
   ---------------

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is Venrock, Inc., 30 Rockefeller Plaza, New York, New York 10112.

   Elias P. Gyftopoulos:                        Director, Thermo Electron
   ---------------------

        Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Frank Jungers:                               Director, Thermo Electron
   -------------

        Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

   Robert A. McCabe:                            Director, Thermo Electron
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:                             Director, Thermo Electron
   ----------------

        Dr. Morris served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. Dr. Morris also served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

   Donald E. Noble:                             Director, Thermo Electron
   ----------------

        For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title
PAGE
   of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:                            Director, Thermo Electron
   -----------------

        Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:                         Director, Thermo Electron
   --------------------

        Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is 5555 Gulf of Mexico Drive, Longboat Key, Florida 34228.

   George N. Hatsopoulos:                       Director, Chairman of the
   ----------------------
                                                Board and Chief
                                                Executive Officer,
                                                Thermo Electron

   John N. Hatsopoulos:                         President and Chief
   --------------------
                                                Financial Officer,
                                                Thermo Electron

   Peter G. Pantazelos:                         Executive Vice President,
   --------------------
                                                Corporate Development,
                                                Thermo Electron

   Arvin H. Smith:                              Executive Vice President,
   ---------------
                                                Thermo Electron

   William A. Rainville:                        Senior Vice President,
   ---------------------
                                                Thermo Electron

   John W. Wood, Jr.:                           Senior Vice President,
   ------------------
                                                Thermo Electron

   Paul F. Kelleher:                            Senior Vice President, Finance
   -----------------
                                                & Administration and Chief
                                                Accounting Officer,
                                                Thermo Electron






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